UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Under the Securities Exchange Act of 1934

MYOS Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554051201

(CUSIP Number)

Ren Ren

RENS Technology, Inc.

150 Drake Street, Room 7F

Pomona, CA 91767

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554051201

1.	Name of Reporting Person: RENS Technology, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,875,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,875,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.54%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 554051201

1.	Name of Reporting Person: Ren Ren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,875,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,875,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.54%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 554051201

1.	Name of Reporting Person: RENS Agriculture Science and Technology Co, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,875,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,875,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.54%

14.	Type of Reporting Person (See Instructions) CO

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.    Security and Issuer.

This Schedule 13D relates to shares of common stock, $.001 par value (the “Common Stock”) of MYOS Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey, 07927.

Item 2.    Identity and Background.

This Schedule 13D is filed by RENS Technology, Inc., a Nevada Corporation (“RENS”), Ren Ren, a citizen of the People’s Republic of China (“China”), and RENS Agriculture Science and Technology Co, Ltd., a Chinese limited liability company (“RENS Agriculture”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The address of the principal business and principal office of RENS Agriculture and Mr. Ren is Floor 16, Block A, Fenghuo Technology Plaza, No.88 Yunlongshan Road, Jianye District, Nanjing, Jiangsu Province, China. The address of the principal business and principal office of RENS is 150 Drake Street, Room 7F, Pomona, CA 91767.

Mr. Ren is the President of RENS and has sole voting and investment control over the securities held by RENS. RENS Agriculture is the sole stockholder of RENS. Mr. Ren is the majority stockholder of RENS Agriculture and may be deemed the beneficial owner of the securities owned by RENS.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Persons purchased securities of the Issuer pursuant to a Securities Purchase Agreement, dated December 17, 2015, between the Issuer and RENS (the “Purchase Agreement”). Under the terms of the Purchase Agreement, RENS agreed to invest an aggregate of $20.25 million in the Issuer in exchange for (i) an aggregate of 3,537,037 shares of Common Stock and (ii) warrants to purchase an aggregate of 884,259 shares of Common Stock. RENS agreed to purchase these securities in three tranches over twenty-four months. In the first tranche, which closed on March 3, 2016, RENS used its working capital to acquire 1,500,000 shares of Common Stock and a warrant to purchase 375,000 shares of Common Stock at $7.00 per share for $5.25 million.

In the second tranche, which is expected to close by September 3, 2016, RENS will acquire 925,926 shares of Common Stock and a warrant to purchase 231,481 shares of Common Stock at $10.80 per share for $5.0 million. In the third tranche, which is expected to close by September 3, 2017, RENS will acquire 1,111,111 shares of Common Stock and a warrant to purchase 277,778 shares of Common Stock at $18.00 per share for $10.0 million.

The closing of the initial tranche of the transaction was made subject to receipt of stockholder approval of the Issuer. On March 3, 2016, the Company’s stockholders approved the transaction and related proposals at a special meeting of stockholders. These proposals included an increase in the number of authorized shares of Common Stock from 8,000,000 to 12,000,000, the classification of the Issuer’s board of directors, a change in the Issuer’s name and the election of directors.

In the Purchase Agreement, the Issuer agreed: (i) that RENS will have the right to appoint four persons to the Issuer’s board of directors (including Mr. Ren), subject to adjustment based on RENS’s ownership percentage of the Issuer, and (ii) to provide RENS with a right to participate in 50% (or 100% if shares are to be issued for less than $3.50 per share) of any future financings pursued by the Issuer within 12 months from the closing of the third tranche of the Financing. RENS agreed that, subsequent to the closing of the first tranche of the Financing, it will assist the Issuer in: utilizing its food technologies in the Issuer’s existing and future products, finding suitable manufacturing partners in China, locating suitable acquisition targets in China and setting up a subsidiary in China. Furthermore, until the closing of the third tranche, the Issuer agreed not to take certain actions, including issuing shares (except for certain permitted issuances) or appointing new officers and directors, without RENS’ consent.

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Concurrent with the execution of the Purchase Agreement, the Issuer entered into an exclusive distribution agreement (the “Distribution Agreement”) with RENS Agriculture. Pursuant to the terms of the Distribution Agreement, the Issuer will supply product for RENS Agriculture’s exclusive distribution in China (including mainland China, Hong Kong, Macau and Taiwan) and all countries in Southeast Asia in exchange for payment terms to be mutually agreed upon the conclusion of a market study and trial sale.

The foregoing description of the Purchase Agreement, the warrants and the Distribution Agreement is not complete and is qualified in its entirety by reference to the full text of such agreements, which are referenced as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto and are incorporated herein by reference.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Common Stock and Warrants based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Mr. Ren is a director of the Issuer. Except in Mr. Ren’s capacity as a director of the Issuer or as otherwise set forth herein, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated December 17, 2015, by and between MYOS Corporation and RENS Technology Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by MYOS Corporation on December 22, 2015).

99.2	Form of Warrants (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by MYOS Corporation on December 22, 2015).

99.3	Exclusive Distribution Agreement, dated December 17, 2015, by and between MYOS Corporation and RENS Agriculture Science & Technology Co. Ltd. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by MYOS Corporation on December 22, 2015).

99.4	Joint Filing Agreement by and among RENS Technology Inc., RENS Agriculture Science and Technology Co, Ltd. and Ren Ren, dated March 14, 2016.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 14, 2016	RENS TECHNOLOGY, INC.

By: /s/ Ren Ren
Name: Ren Ren
Title: President

/s/ Ren Ren
Name: Ren Ren

RENS AGRICULTURE SCIENCE AND TECHNOLOGY CO, LTD.

By: /s/ Ren Ren
Name: Ren Ren
Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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